October 26, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Subsidiary Co-Registrants’ Withdrawal (With Respect to Themselves Only and Not With Respect to GreenHunter Energy, Inc.) of Registration Statement on Form S-3 (File No. 333-183292)

Ladies and Gentlemen:

In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned, each a subsidiary of GreenHunter Energy, Inc. (collectively, the “Subsidiary Co-Registrants”), hereby respectfully requests withdrawal, with respect to themselves only and not with respect to GreenHunter Energy, Inc., of the Registration Statement on Form S-3, File No. 333-183292, and all amendments thereto (the “Registration Statement”), with such withdrawal to be effective as of the date hereof, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Subsidiary Co-Registrants were originally included as subsidiary co-registrants under the Registration Statement for the purpose of providing subsidiary guarantees for debt securities to be registered pursuant to the Registration Statement. Subsequent to the filing of the Registration Statement, but before its effectiveness, the Company amended the Registration Statement to remove such debt securities and the related subsidiary guarantees. No securities have yet been sold under the Registration Statement. An amendment to the Registration Statement reflecting the removal of the Subsidiary Co-Registrants was filed on October 18, 2012.

If you have any questions or comments, please do not hesitate to call me at (972) 410-1044.

Sincerely,

GreenHunter Renewable Power, LLC

GreenHunter Mesquite Lake, LLC

GreenHunter Wind Energy, LLC

GreenHunter Water, LLC

Ritchie Hunter Water Disposal, LLC

Hunter Hauling, LLC

Hunter Disposal, LLC

/s/ Gary C. Evans
Name: Gary C. Evans Title: Chief Executive Officer